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Milan

Attn:                  Ronald E. Alper, Staff Attorney

Re:                           USA Compression Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-174803
Filed August 8, 2011

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2011 with respect to the above referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, four copies of this letter, as well as four copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement, will be hand delivered to your offices.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.  The responses in this letter are based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary, page 1

1.                                     We note your response to comment nine in our letter dated July 7, 2011, as well as your assertion that you “believe [you] are one of the largest independent providers of compression services in the U.S.” Please revise to provide the basis of such belief, such as your experience in the industry or a review of the public filings of your competitors, as well as the metric you are using in making this evaluation.

Response:  The Partnership has revised the disclosure in Amendment No. 2 on pages 1, 76 and 98 to clarify that the assertion that the Partnership is one of the largest independent providers of compression services in the U.S. in terms of available compression unit horsepower is based upon the Partnership management’s significant experience in the industry.

Capitalization, page 44

2.                                     Refer to the head note for “as adjusted.” We note your reference to sections under “Summary — Partnership Structure and Offering Related Transactions” and the “Use of Proceeds” in explaining for what has been adjusted. In the next amendment, please provide full disclosures to enhance transparency on what has been adjusted rather than just citing the relevant sections.

Response:  The Partnership has revised the lead in text and footnotes to the capitalization table on page 44 of Amendment No. 2 to provide disclosure of specific events for which adjustments have been made that are reflected in the “as adjusted” column.

Management of USA Compression Partners, LP, page 109

3.                                     We note your response to comment 21 in our letter dated July 7, 2011. Please provide disclosure which clarifies the relationship between the discussion of conflicts here and the discussion which begins on page 130, such as a cross reference to the latter discussion.

Response: The Partnership has revised page 110 of Amendment No. 2 to add a cross reference to the discussion of conflicts that begins on page 131.

Security Ownership of Certain Beneficial Owners and Management, page 126

4.                                     Please revise footnote (1) to clarify which natural persons have voting and/or investment power over the shares held by USA Compression Holdings.

Response: The Partnership has revised footnote (1) on page 127 of Amendment No. 2 to clarify that the board of managers of USA Compression Holdings exercises investment discretion and control over the units held by USA Compression Holdings.

Unaudited Pro Forma Financial Statements, page F-2

(2) Pro Forma and Adjustments, page F-6

2(f) and 2(h), pages F-6 and F-7

5.                                     We note your response to comment 36 in our letter dated July 7, 2011. Adjustments 2(f), 2(h) and 2(i) appear to be more akin to anticipated events and an extension of the notion of directly attributable. Please revise your presentation to remove these adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:  The Partnership has revised its presentation of and footnote 2 to the Unaudited Pro Forma Financial Statements to exclude the adjustments previously noted in 2(f), 2(h) and 2(i) in accordance with Rule 11-02(b)(6) of Regulation S-X.

6.                                     Refer to the table within footnote 2(g). Please revise caption from “Predecessor” to “Predecessor/Historical” in next amendment to Form S-1.

Response: The Partnership has revised page F-7 as requested.

Historical Financial Statements, page F-10

Notes to Consolidated Financial Statements — December 31, 2010, 2009, 2008, page F-15

(1)The Partnership, Nature of Business, and Recent Transactions, page F-17

7.                                     We note your response to comment 42 in our letter dated July 7, 2011 and your reliance on the guidance within ASC 805-20-55-50 for not recording the $3,906,716 in stock compensation expense and $4,906,870 in acquisition related costs in the predecessor period. It also appears that you have not recorded these material expenses in the successor period financial statements. We are unclear how the cited authoritative accounting literature is on point in terms of supporting the accounting for the stock compensation expenses and the acquisition related costs in your situation. In this regard, please explain to us and disclose in more detail, the facts and circumstances surrounding the stock compensation expense and the acquisition related costs including whether the acquirer or acquiree initiated and incurred the charges. Also explain to us exactly the meaning of your statement that “… $8,703,588 of costs has been reflected on the black line” and the related accounting. Advise us how you consider the guidance within ASC 805-10-55-18, ASC 805-30-55-6 to 13 and ASC 718-20-35-7 to 8 in supporting your accounting. We may have further comments.

Response: Upon the consummation of the acquisition of the Partnership by Holdings, all unvested incentive stock awards previously issued by the Partnership fully vested pursuant to their original terms and $3,906,716 of previously unrecognized compensation cost related to these awards was triggered.  Additionally, a broker fee of $4,906,870 was paid to an unrelated party upon consummation of the acquisition.  Both of these costs were contingent upon the consummation of the business combination.

The implementation guidance in ASC 805-20-55-50 to 51 states that, “An entity that has agreed to a business combination may develop a plan to terminate certain employees. The plan will be implemented only if the combination is consummated, but the entity assesses the likelihood of the combination to be probable. In this circumstance, when terminated, the employees will be entitled to termination benefits under a preexisting plan or contractual relationship. The termination of the employees also may affect the entity’s assumptions in estimating its obligations for pension benefits, other postretirement benefits, and postemployment benefits; that is, the termination of the employees may trigger curtailment losses or the recording of a contractual termination benefit.  The liability for the contractual termination benefits and the curtailment losses under employee benefit plans that will be triggered by the consummation of the business combination shall not be recognized when it is probable that the business combination will be consummated; rather it shall be recognized when the business combination is consummated.”

The Partnership understands that there is agreement in practice that this guidance sets forth a general principle interpreting when costs that are contingent on a business combination should be deemed to be probable and sets that as of the date of consummation.  However, the Partnership is aware that there is diversity in practice regarding how this guidance should be applied when there are predecessor/successor financial statements as a result of push down accounting, as is the Partnership’s case. (If there were no push down accounting, the Partnership understands that the practice would be to record the charges in the period that includes consummation of the business combination.)  Some, including the Partnership, believe that these costs in the context of predecessor/successor financial statements as a result of push down accounting should not be recorded in either the predecessor or successor period.  The basis for this view is that the predecessor financial statements depict the results up to and just prior to consummation of the business combination and, therefore, it would violate the guidance in ASC 805-20-55-50 to 51 to record in the predecessor financial statements any costs that are contingent on consummation of a business combination.  Others believe that the costs should be recorded as the final charges in the predecessor period.  The basis for this view is that the predecessor financial statements are through a point in time just prior to consummation such that there is no uncertainty that the business combination will be consummated.

Before adopting this accounting policy, the Partnership discussed this issue with its auditors, KPMG LLP, who also consulted with KPMG’s National Office.  We have attached an excerpt from KPMG’s publication, Share-Based Payment, An Analysis of Statement No. 123R, which explains these views and also indicates that KPMG’s position is that the approach adopted by the Partnership is preferable based on the existing authoritative guidance.  From the Partnership’s discussions with Jeff Jones, Partner in KPMG’s National Office, the Partnership understands that of the Big 4 Firms, two (including KPMG) support either the accounting policy that the Partnership has adopted or the alternative view and two support only the alternative view.

An outcome of the policy that the Partnership adopted is that the costs are appropriately not recorded in either the predecessor period or in the successor period.  However, the effects of the costs are recorded in purchase accounting.  In the Partnership’s response to comment 42 to the Staff’s letter dated July 7, 2011, the Partnership referred to this as the costs being reflected “on the black line.”  These costs and the related accounting treatment have been described and disclosed in note (1) to the Partnership’s audited consolidated financial statements to highlight to readers that there are costs that have not been recorded in either period’s income statement:

The Partnership has determined that any cost that is a direct consequence of the consummation of the business combination should not be recognized until consummation occurs, and would not be recognized in the period preceding the business combination. Accordingly, $3,906,716 of stock based compensation expense and $4,906,870 of acquisition related costs which were triggered by the consummation of the acquisition of the Partnership have not been recognized in the consolidated statement of operations for the year ended December 31, 2010.

The Partnership also considered several other paragraphs in the Accounting Standards Codification.  ASC 805-10-55-18 discusses how to determine if transactions are considered to be part of the exchange for the acquiree or separate from the business combination, from the perspective of the acquirer.  For the Partnership’s share options, vesting was accelerated upon the change in control pursuant to the original terms of the awards.  For the Partnership’s acquisition-related costs, success fees paid to a broker are routine transactions for companies in the process of exploring a sale of the company.  The Partnership determined that there are no indicators that these transactions were entered into for the benefit of the acquirer and thus, based upon an analysis of the factors described in ASC 805-10-55-18, the Partnership concluded that these charges should be considered as part of the exchange.  Accordingly, this guidance supports the Partnership’s conclusion to record these costs as part of the business combination and not as part of the successor period income statement.

ASC 805-30-55-6 to 13 describes the accounting for replacement shares in a business combination, also from the perspective of the acquirer.  The Partnership determined that this guidance is not relevant to the transactions discussed above, as the incentive stock awards were not replaced, but rather were fully settled at intrinsic value upon the consummation of the business combination.  If this guidance were to be applied by analogy, the Partnership considered the scenario described in ASC 805-30-55-18 to 19 to be the closest analogy.  In that example, the entire acquisition date fair value of the old awards is allocated to the precombination period in purchase accounting.  This example illustrates a situation in which the fair value of the new award is higher than the fair value of the old award.  In the Partnership’s case, the award was settled at intrinsic value and, therefore, this situation did not exist.

The Partnership also considered ASC 718-20-35-7, which discusses the accounting for repurchases or cancellation of equity awards.  It requires any remaining unamortized compensation cost to be recognized in addition to any consideration paid in excess of the fair value of the award.  In the Partnership’s case, there was no consideration paid in excess of the fair value of the awards and, as described above, the Partnership determined not to record the unamortized compensation cost in the predecessor period.  ASC 718-20-35-8 discusses the accounting for the cancellation and replacement of an award.  The Partnership’s awards were settled in the business combination and, accordingly, the Partnership concluded that this guidance was not applicable.  The Partnership also considered the guidance in ASC 718-20-35-6, which addresses the accounting for the exchange of share-based compensation in a business combination and concludes that such exchanges should be accounted for as modifications.  For the reasons described above, the Partnership concluded not to record the effects of the business combination in the predecessor period.   In addition, the discussion of ASC 805-30-55-6 to 13 above addresses the Partnership’s analysis with respect to the accounting for the equity awards in purchase accounting.

Excerpt from KPMG’s Share-Based Payment - An Analysis of Statement No. 123R (ASC Topic 718; ASC Subtopic 505-50)

Other Issues Related to Share-Based Payment Awards Issued

Change in Control Provisions

9.009 The acquired enterprise’s share-based payment plan may include a provision that provides for the acceleration of vesting of outstanding unvested share-based awards held by employees in the event of a business combination in which the acquired enterprise is purchased by another enterprise (i.e., a change in control provision). Consistent with the guidance in EITF Issue No. 96-5, “Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination,” entities should not anticipate the consummation of the business combination. Instead, the remaining unrecognized compensation cost should be recognized when the business combination is consummated.

9.009a If separate financial statements of the acquired company are issued when push down accounting is not being applied, the remaining compensation cost will be recognized in the financial statements of the acquired company in the period that includes the date that the acceleration of vesting is triggered (i.e., the consummation date). This might be the case if, for example, an entity acquires 60% of a company’s shares and the existing terms of its share award plan provides for acceleration of vesting if more than 50% of the entity’s shares are acquired by a single shareholder.

9.009b If separate financial statements of the acquired company are issued when push down accounting is applied, there is diversity in practice in when the compensation cost is recognized. One view is that to the extent of new basis from the business combination that is reflected in the acquired entity’s financial statements, the fair value of the awards for which vesting was accelerated would be included in the purchase price and any unrecognized compensation cost at the date of acceleration would not be recognized in the acquiree’s financial statements in the predecessor period. Under this view, to the extent that a portion of the business combination is reported at historical cost, any remaining unrecognized compensation cost associated with the awards for which vesting was accelerated would be recognized in the acquired entity’s financial statements in the post-acquisition period. The support for this view is that under EITF 96-5 any cost that is a direct consequence of the consummation of the business combination should not be recorded until consummation occurs, thereby excluding the cost from the predecessor period. We believe this view is preferable, based on the existing authoritative guidance. However, we also would not object to an alternative view in which the remaining unrecognized compensation cost for both components described above is recognized in acquired entity’s predecessor period financial statements. The support for this view is that because the financial statements present the company’s results for the period up to consummation of the business combination, there is no longer any risk that consummation of the business combination will not occur. The cost for any unrecognized compensation should be recognized in the predecessor period. Whichever method is applied, it should be applied consistently to all business combinations. Further, if the amounts are material, transparent disclosures of the facts and circumstances and the policy elected should be provided.

Please do not hesitate to contact me by telephone at (713) 546-7479 or by fax at (713) 546-5401 or Sean T. Wheeler by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson
of Latham & Watkins LLP

cc:                               J. Gregory Holloway, USA Compression Partners, LP

Sean T. Wheeler, Latham & Watkins LLP

Mike Rosenwasser, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.